Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	17:10 29-Oct-07
Number	5650G
RNS Number: 5650G
Wolseley PLC
29 October 2007
TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES
(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
Wolseley plc
2. Reason for the notification (please state Yes/No): ( )
An acquisition or disposal of voting rights: (YES)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )
An event changing the breakdown of voting rights: ( )
Other (please specify) : ( )
3. Full name of person(s) subject to the notification obligation:
Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):
Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):
17 October 2007
6. Date on which issuer notified:
29 October 2007
7. Threshold(s) that is/are crossed or reached:
INCREASED FROM 3% TO 4% (L&G)
8. Notified details:
A: Voting rights attached to shares

Situation previous to
Class/type of shares	the Triggering
if possible using the	transaction
ISIN CODE	Number of shares	Number of voting Rights

ORD 25P	22,700,719	22,700,719
Resulting situation after the triggering transaction

Number of	Number of voting rights		% of voting rights
shares	Direct	Indirect	Direct	Indirect

26,880,002	26,880,002	0	4.06	0
B: Financial Instruments
Resulting situation after the triggering transaction

No. of voting
rights that may
Type of		Exercise	be acquired (if
financial	Expiration	conversion	the instrument is	% of voting
instrument	Date	Period/Date	exercised/converted)	rights

Total (A+B)

Number of voting rights	% of voting rights

26,880,002	4.06%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (26,880,002 — 4.06% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (23,295,101– 3.52% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance (Pensions Management) Limited (PMC) (23,295,101– 3.52% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)
Proxy Voting:
10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A
13. Additional information:
Please note this notification has been delayed due to the large number of disclosures required following a substantial amount of new business which has come to us in the form of an in-specie transfer.
14. Contact name:
Charles P Watters
15. Contact telephone number:
0118 929 8700
This information is provided by RNS
The company news service from the London Stock Exchange
END